FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of ____November_______________ , 20_02

Commission File Number _____0-14740 _____________________________________

INTERNATIONAL GEMINI TECHNOLOGY INC.
(Translation of registrant's name into English)

#208 – 828 Harbourside Drive, N. Vancouver, BC Canada V7P 3R9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X      No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ___INTERNATIONAL GEMINI TECHNOLOGY INC.___
(Registrant)

	By:	/s/____Douglas E. Ford _
(Signature)*
Date__ November 28, 2002		Douglas E. Ford, Director
* Print the name and title of the signing officer under his signature.

Form 6-K

Summary

International Gemini Technology Inc has filed the exhibits with the applicable Canadian securities regulators and the Company’s shareholders that appear on its Supplemental List of Shareholders. The exhibits make-up the Company’s quarterly report to shareholders for the nine-month period ended September 30, 2002.

Exhibits

1. Cover letter dated November 28, 2002;

2. BC Form 51-901F;

3. Schedule A to BC Form 51-901F;

4. Schedule B to BC Form 51-901F; and

5. Schedule C to BC Form 51-901F.

INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

November 28, 2002

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	Suite 1903, Box 55
701 West Georgia Street	20 Queen Street West
Vancouver, BC V7Y 1L2	Toronto, ON M5H 3S8

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW, Mail Stop 3-7
Washington, DC 20549

RE: Interim Financial Statements – September 30, 2002

Dear Sirs/Madams:

Enclosed is one copy of the Company’s quarterly financial statements and supplementary information, for the nine-month period ended September 30, 2002, as mailed today to those individuals that appear on the Company’s Supplemental Mailing List.

Yours truly,

INTERNATIONAL GEMINI TECHNOLOGY INC.

“Signed”

Martin Schultz
Secretary

MS:kls
Enclosures

British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER International Gemini Technology Inc.	FOR QUARTER ENDED September 30, 2002	DATE OF REPORT YY/MM/DD 02/11/28
ISSUER’S ADDRESS #208 – 828 Harbourside Drive
CITY PROVINCE North Vancouver BC	POSTAL CODE V7P 3R9	ISSUER FAX NO. 604-904-9431	ISSUER TELEPHONE NO. 604-904-8481
CONTACT NAME Martin Schultz	CONTACT POSITION Director	CONTACT TELEPHONE NO. 604-904-8481
CONTACT EMAIL ADDRESS N/A	WEBSITE ADDRESS N/A
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR’S SIGNATURE › “Signed”	PRINT FULL NAME Douglas E. Ford	DATE SIGNED YY/MM/DD 02/11/28
DIRECTOR’S SIGNATURE › “Signed”	PRINT FULL NAME Martin Schultz	DATE SIGNED YY/MM/DD 02/11/28

INTERNATIONAL GEMINI TECHNOLOGY INC.		Schedule A
Consolidated Balance Sheet
Prepared by management (unaudited)

	September 30, 2002	Dec 31, 2001
ASSETS

Current assets
Cash	$1,131	$1,313
Accounts receivable	86,466	87,654
Investments	46,024	46,024

	$133,621	$134,991

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$80,538	$25,149

Shareholders' equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,265,544)	(13,208,785)

	53,083	109,842

	$133,621	$134,991

Approved by the Directors:

"Signed"
Martin Schultz

"Signed"
Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.					Schedule A
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)

		Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
		September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001

Revenue	$		$0	$-	$11,349

Expenses
General and administrative		9,806	4,430	56,758	17,831

Income (loss) for the period		(9,806)	(4,430)	(56,758)	(6,482)

Deficit, beginning of period		13,255,738	13,187,632	(13,208,785)	13,185,580

Deficit, endof period		$13,265,544	$13,192,062	$(13,265,543)	$13,192,062

Earnings per share		0	0	0	0

Fully diluted earnings per share		0	0	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.				Schedule A
Consolidated Statement of Cash Flow
Prepared by management (unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Operating Activities
Net income for period	$(9,806)	$(4,501)	$(56,758)	$(6,482)

Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	11,260	(43,500)	56,577	(116,825)

Net cash increase (decrease) in period	1,454	(48,001)	(182)	(123,307)

Cash position, beginning of period	(323)	54,816	1,313	130,121

Cash position, end of period	$1,131	$6,815	$1,131	$6,814

Schedule B

International Gemini Technology Inc.
Notes to the Financial Statements
September 30, 2002

1	.	Continuing Operations

The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2	.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States.

3	.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments .The fair value of these financial instruments approximates their carrying values.

4	.	Related Party Transactions

During the period ended September 30, 2002, a company in which a director has an interest charged the Company $50,500 (2001: $ 4,500, 2000 :$ 4,500) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $80,894 (2001: $41,928, 2000: $57,861) is included in accounts payable and accrued liabilities at September 30, 2002.

5	.	Share Capital

		a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows

			i)	dividends shall be paid at the discretion of the directors;

			ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

			iii)	the shares are convertible at any time; and

			iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

Schedule B

		b)	The share capital is as follows:

i) Common shares
				September 30, 2002		September 30, 2001

				Shares	$	Shares	$

			Balance, end of period	8,323,119	12,660,559	8,323,119	12,660,559

ii) Preferred shares
				September 30, 2002		September 30, 2001

				Shares	$	Shares	$

			Balance, end of period	604,724	604,724	604,724	604,724

		c)	During the period nil common shares were issued and nil preferred shares were issued;
		d)	Nil stock options are outstanding.

6	.		Directors & Officers

Edward Dolejsi, President & Director
Edward D. Ford, Vice-President & Director
Martin Schultz, Secretary & Director
John D. Stanton, Director
Douglas E. Ford, Director

SCHEDULE C

International Gemini Technology Inc. is essentially an inactive company in search of a viable and fundable business/project/ opportunity. Its original business disappeared concurrent with its much earlier reorganization pursuant to Proposal under Canada’s Bankruptcy and Insolvency Act. It has no ongoing activity, and it’s board of directors, who all have other responsibilities, conduct the Company’s affairs.

Accordingly management’s attention is focused in two areas. One is searching for credible opportunities, and conducting such due diligence on each opportunity’s viability and ability to attract capital as the individual circumstances warrant. During the 9 months ended September 30, 2002 management reviewed several projects, most of which proved unsuitable and/or unlikely to attract capital. This was due to a combination of continuing unrealistic valuations, and an oversupply of technology projects, and uncertainty in capital markets. One situation continues to be monitored.

The other area of focus is to ensure compliance with all of the relevant regulatory authorities. The 9 months ended September 30, 2002 concentrated on finalizing the audit for the previous fiscal year, and organizing the necessary regulatory filings for the previous fiscal, including filing form 20-F with the SEC in the United States. Related was the preparation and distribution of the necessary shareholder information preparatory to the annual general meeting also conducted in this quarter.

The financial statements speak for themselves. International Gemini Technology Inc. has no significant financial resources. It depends on the time and attention its directors can devote to it, and this time must be taken away from their other activities. When it is successful in securing a viable project, success is far from certain. The project will undoubtedly require financing, and the current state of the capital markets and the general economy is uncertain at best. The duration of this period of uncertainty is also not known.

In the absence of a specific project, no attempts have been made to raise even modest amounts of working capital. If this had been attempted its outcome was uncertain. Also uncertain is whether success would have materially altered International Gemini Technology Inc.’s current situation. Accordingly, activities except as related to project identification and regulatory compliance will be avoided.